FOR IMMEDIATE RELEASE               Contact: Guy T. Marcus
06/28/01                                     Vice President-Investor Relations
                                             214/978-2691

                 HARBISON-WALKER ASKS HALLIBURTON FOR ASSISTANCE
                              WITH ASBESTOS CLAIMS

     DALLAS, Texas -- Halliburton Company (NYSE:HAL) today announced that Harbison-Walker Refractories Company ("Harbison"), formerly owned by a Halliburton subsidiary, Dresser Industries, Inc. ("Dresser"), has requested that Dresser provide Harbison with claims management and financial assistance for asbestos claims Harbison assumed when it was spun-off from Dresser in 1992.

     Many of these Harbison claims are asserted in lawsuits that also name Dresser as a defendant and Harbison is, in effect, co-insured with Dresser under a substantial insurance program that covers these claims and other asbestos claims against Dresser. Consequently, Dresser has a substantial interest in their resolution and the most effective use of this insurance.

     In 1967 Dresser acquired Harbison's refractory manufacturing business and operated it as a division. In 1992 the refractory business and other non-core Dresser businesses were placed in a new subsidiary, Indresco, Inc., and spun-off to Dresser's shareholders. Indresco's name was later changed to Harbison-Walker Refractories Company. Harbison is now a subsidiary of RHI AG, an Austrian company.

     In conjunction with the 1992 spin-off, Dresser and Harbison entered an agreement which allocated between them responsibility for asbestos claims related to the refractory business. Dresser agreed to retain claims filed prior to the spin-off. Harbison agreed to assume claims filed after the spin-off and to indemnify and defend Dresser against those claims.

     Halliburton is now investigating Harbison's asbestos claims, including the status of various completed and proposed settlements and, open unsettled claims, and the financial condition of Harbison and its affiliates. Based on information received, Halliburton believes that Harbison now has about 165,000 open claims of which approximately 52,000 are subject to various settlement negotiations or agreements. These claims have not been previously reported by Halliburton



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Halliburton Company                                page 2


because of Harbison's agreement to assume full responsibility for these claims and to indemnify and defend Dresser against them.

     If Halliburton determines that Harbison is not able to perform adequately its obligations under the assumption agreement and that it is in Halliburton's best interest to do so, Halliburton may take the primary role for management and resolution of Harbison's claims. A decision in this regard is expected in the next several weeks.

     Based on the information it has developed to date and its own experience in managing asbestos claims, Halliburton believes that if such a decision is made it would require an additional reserve for estimated known claims at June 30, 2001, net of insurance recoveries, of approximately $50 to $60 million, after-tax. This reserve would be recorded as a discontinued operations expense and be reduced by the contributions Harbison is capable of making toward the resolution of these claims.

     As previously announced, Halliburton will report a gain on the sale of the DEG Business Segment of approximately $300 million after tax. This gain and any required expense associated with the asbestos issues above would be netted together and both be included in the total discontinued operations. Results from continuing operations will not be affected.

     "This is an unexpected development", said Dave Lesar, Chairman, President and CEO of Halliburton. "Although Harbison reaffirmed its responsibility for these claims as recently as last year, it appears that it may be in our best interest to step in and protect our shareholders."

     Halliburton Company, founded in 1919, is the world's largest provider of products and services to the petroleum and energy industries. The company serves its customers with a broad range of products and services through its Energy Services Group and Engineering and Construction Group business segments. The company's World Wide Web site can be accessed at www.halliburton.com.

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